Exhibit 99.3

Greenbrook TMS Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three-month periods ended March 31, 2023 and 2022

May 15, 2023

TABLE OF CONTENTS

BASIS OF PRESENTATION	3
CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4
OVERVIEW	5
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS	6
FACTORS AFFECTING OUR PERFORMANCE	9
COMPONENTS OF OUR RESULTS OF OPERATIONS	11
FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	12
RESULTS OF OPERATIONS	13
Analysis of Results for Q1 2023	15
EBITDA AND ADJUSTED EBITDA	17
RECONCILIATION OF NON-IFRS MEASURES	18
RECONCILIATION OF ACCOUNTS RECEIVABLE	21
QUARTERLY FINANCIAL INFORMATION	21
LIQUIDITY AND CAPITAL RESOURCES	23
INDEBTEDNESS	24
Off-Balance Sheet Arrangements	28
Related Party Transactions	28
Risks and Uncertainties	29
DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	31
Share Information	33
Critical Accounting Estimates	33
Changes in Significant Accounting Policies	33
ADDITIONAL INFORMATION	33

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) provides information concerning the financial condition and results of operations of Greenbrook TMS Inc. (the “Company”, “Greenbrook”, “us” or “we”). This MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements for the three-month periods ended March 31, 2023 and 2022, including the related notes thereto, and our audited consolidated financial statements, including the related notes thereto, for the fiscal years ended December 31, 2022, 2021 and 2020, and the related MD&A. The financial information contained in this MD&A is derived from the financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

BASIS OF PRESENTATION

Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, as issued by the IASB. Our fiscal year is the 12-month period ending December 31. The next fiscal year will occur in the 12-month period ending December 31, 2023.

All references in this MD&A to “Q1 2023” are to our fiscal quarter for the three-month period ended March 31, 2023, all references to “Q1 2022” are to our fiscal quarter for the three-month period ended March 31, 2022 and all references to “Q4 2022” are to our fiscal quarter for the three-month period ended December 31, 2022. All references in this MD&A to “Fiscal 2022” are to our fiscal year ended December 31, 2022 and all references in this MD&A to “Fiscal 2023” are to our fiscal year ending December 31, 2023.

Amounts stated in this MD&A are in United States dollars, unless otherwise indicated.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS

This MD&A makes reference to certain non-IFRS measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA”, “Adjusted EBITDA” and “Same-Region Sales Growth” (each as defined below). These non-IFRS measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and industry metrics in the evaluation of issuers. However, we caution you that “Adjusted EBITDA” and “Same-Region Sales Growth” may be defined by us differently than by other companies. Our management also uses non-IFRS measures and industry metrics to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

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We define such non-IFRS measures and industry metrics as follows:

“Adjusted EBITDA” is a non-IFRS measure that is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes, adjusted for share-based compensation expenses (comprising share-based compensation and the re-valuation of equity-based conversion instruments) and one-time expenses. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current mental health service centers (“Treatment Centers”) that specialize in TMS (as defined below) and Spravato® (esketamine nasal spray) treatments (“Treatment”) operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, which do not have an impact on the operating performance of our existing Treatment Center network. The IFRS measurement most directly comparable to Adjusted EBITDA is loss attributable to common shareholders of Greenbrook.

“EBITDA” is a non-IFRS measure that is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes. The IFRS measurement most directly comparable to EBITDA is loss attributable to common shareholders of Greenbrook.

“Same-Region Sales Growth” is a non-IFRS metric that we calculate as the percentage change in sales derived from our established management regions in a certain financial period as compared to the sales from the same management regions in the same period of the prior year. This metric reflects growth achieved through marketing and operational focus to increase volumes at existing Treatment Centers as well as growth achieved through the opening of additional Treatment Centers within established management regions. For information regarding how we define our management regions, see “Overview”. Our established management regions are defined as management regions containing open Treatment Centers all of which have performed billable Treatment services for a period of at least one full year prior to the more recent period of the two financial periods that are compared in calculating Same-Region Sales Growth. Within a management region we focus on increasing patient volume in addition to assessing individual Treatment Center locations on a standalone basis. As a result, we will from time to time establish a Treatment Center that may, over the short term, negatively impact the patient volume at another Treatment Center, but which is expected to add incremental patient volume to the management region as a whole in an economically beneficial manner. We believe Same-Region Sales Growth is a useful metric to investors because it helps quantify our sales growth within regional management areas and the growth achieved by adding Treatment Center density within established management regions. Our Same-Region Sales Growth is unique to our financial management strategy and may not be comparable to non-IFRS measures used by other companies.

See “Reconciliation of Non-IFRS Measures” below for a quantitative reconciliation of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Some of the information contained in this MD&A, including the Company’s expectations regarding the continued roll-out of Spravato® Program (as defined below) at additional Treatment Centers and our potential to enhance profit margins and diversify total revenue, the impact of the Success TMS Acquisition (as defined below), the impact of the Madryn Credit Facility (as defined below) and the Restructuring Plan (as defined below) on our business, our expansion opportunities, our expectations regarding our liquidity and available financing, and our expectations of future results, performance, achievements, prospects or opportunities, constitutes “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information is based on management’s reasonable assumptions and beliefs in light of the information currently available to us and is current as of the date of this MD&A. Actual results and the timing of events may differ materially from those anticipated in the forward-looking information contained in this MD&A as a result of various factors.

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Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, macroeconomic factors such as inflation and recessionary conditions, substantial doubt regarding the Company’s ability to continue as a going concern due to recurring losses from operations; inability to increase cash flow and/or raise sufficient capital to support the Company’s operating activities and fund its cash obligations, repay indebtedness and satisfy the Company’s working capital needs; inability to satisfy debt covenants under the Company’s credit facility and the potential acceleration of indebtedness; the possible failure to complete the Restructuring Plan on terms acceptable to the Company or its suppliers (including Neuronetics (as defined below)), or at all; risks relating to the Company’s ability to realize expected cost-savings and other anticipated benefits from the Restructuring Plan; risks related to the Company’s negative cash flows, liquidity and its ability to secure additional financing; increases in indebtedness levels causing a reduction in financial flexibility; risks relating to the Company’s dependence on Neuronetics as its exclusive supplier of TMS Devices (as defined below); as well as the factors discussed in the “Risks and Uncertainties” section of this MD&A. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”) from time to time, including the Company’s Annual Report on Form 20-F dated April 17, 2023 in respect of the fiscal year ended December 31, 2022 (the “Annual Report”). These factors are not intended to represent a complete list of the factors that could affect us or our ability to achieve the anticipated benefits from the Success TMS Acquisition, the Madryn Credit Facility and the Restructuring Plan; however, these factors should be considered carefully.

The purpose of the forward-looking information is to provide the reader with a description of management’s current expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking information contained herein. To the extent any forward-looking information in this MD&A constitutes future-oriented financial information or financial outlook, within the meaning of applicable securities laws, such information is being provided to demonstrate the potential of the Company and readers are cautioned that this information may not be appropriate for any other purpose. Future-oriented financial information and financial outlook, as with forward-looking information generally, are based on current assumptions and are subject to risks, uncertainties and other factors. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

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OVERVIEW

We are a leading provider of TMS therapy in the United States for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders. Our predecessor, TMS NeuroHealth Centers Inc. (“TMS US”), was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of Transcranial Magnetic Stimulation (“TMS”), an FDA-cleared, non-invasive therapy for the treatment of MDD. In 2018, our Treatment Centers began offering treatment for obsessive compulsive disorder. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of TMS – a patient-focused, centers-based service model to make treatment easily accessible to all patients while maintaining a high standard of care.

After opening our first Treatment Center in 2011 in Tysons Corner in Northern Virginia, we have grown to control and operate a network of outpatient mental health service centers that specialize in Treatment across the United States. We offer Treatment Centers in convenient locations to provide easy access to patients and clinicians. As at March 31, 2023, the Company owned and operated 162 Treatment Centers in the Commonwealths of Massachusetts, Virginia and Pennsylvania and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, Iowa, New Jersey, and Nevada. In connection with the Restructuring Plan, the Company plans to decrease its operating footprint by closing a total of 50 Treatment Centers (since the commencement of the implementation of the Restructuring Plan in March 2023), bringing the total number of Treatment Center locations to 133 (from 183), spanning 17 management regions in the Commonwealths of Massachusetts, Virginia and Pennsylvania and the States of Maryland, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, New Jersey, and Nevada.

Our regional model seeks to develop leading positions in key regional markets, leveraging operational efficiencies by combining smaller local Treatment Centers that are strategically located within a single region for convenient patient and clinician access, with regional management infrastructure in place to support center operations. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area in terms of size, which facilitates the use of regional staff working across the various Treatment Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising cost. Management regions often have similar economic characteristics and are not necessarily defined by state lines, other geographic borders, or differentiating methods of services delivery, but rather are defined by a functional management area.

In early 2021, we commenced offering Spravato® (esketamine nasal spray) therapy at select Treatment Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions (the “Spravato® Program”). See “Key Highlights and Recent Developments—Spravato® Program” below.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

During Q1 2023, we predominantly focused on the planning and execution of our comprehensive Restructuring Plan. We are very pleased with our progress to date and our Q1 2023 results illustrate green shoots of the progress made. The Company returned to positive regional operating income with significant cost reductions, in respect of marketing and recurring corporate, general and administrative expenses, without a proportionate corresponding impact on revenue, with relatively steady quarter-over-quarter revenues (after adjusting for typical seasonal factors). We also made significant progress in respect of EBITDA results, showing progress in our path to near-term break even. We expect the Restructuring Plan will continue to allow us to rationalize our cost structure, while further reducing business complexity, streamline our operating model and drive operational efficiencies to improve our cash flows and ultimately achieve profitability in the future.

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Quarterly revenue increased in Q1 2023 by 52% to $19.9 million, as compared to Q1 2022 (Q1 2022: $13.1 million), treatment volumes in Q1 2023 were 92,533, a 57% increase compared to Q1 2022 (Q1 2022: 59,067), and new patient starts increased in Q1 2023 by 57% to 2,854, as compared to Q1 2022 (Q1 2022: 1,817), predominantly due to the Success TMS Acquisition and the reversion to pre-pandemic operating conditions in our mature regions.

We believe that mental health remains a key focus in the United States, and the unmet demand for Treatment remains at an all-time high. We believe our business fundamentals remain sound and that our post-Restructuring Plan network of Treatment Centers will position us well to serve this unmet demand.

Restructuring Plan

On March 6, 2023, the Company announced that it is embarking on a comprehensive restructuring plan (the “Restructuring Plan”) that aims to strengthen the Company by leveraging its scale to further reduce complexity, streamlining its operating model and driving operational efficiencies to achieve profitability.

As part of this Restructuring Plan, the Company plans to decrease its operating footprint by closing 50 Treatment Centers, allowing management to focus on the remaining 133 Treatment Centers, which have generated approximately 90% of the Company’s total revenue in Q4 2022. The remaining Treatment Centers will continue clinical TMS offerings and a select and growing number of Treatment Centers will continue offering Spravato® therapy. These changes also include a workforce reduction that is expected to impact approximately 20-25% of the Company’s staff.

The Restructuring Plan is intended to establish a path forward for the Company to achieve sustainable profitability and long-term growth. Together, these reductions to the Company’s footprint, headcount and operating expenses are estimated to result in cost savings of between $22 million and $25 million on an annualized run-rate basis when fully implemented. Restructuring and related charges associated with these actions are estimated to be in the range of $1 million to $2 million and are expected to be substantially incurred by the end of Fiscal 2023. See “Cautionary Note Regarding Forward-Looking Information”.

The Restructuring Plan is aimed at focusing operations to the Company’s most profitable Treatment Centers across the United States, streamlining of patient engagement and delivery of care while reducing facility and logistical overhead. The Restructuring Plan is also expected to enable Greenbrook to concentrate marketing spend for more effective outreach, while continuing to serve patients in all of its current core markets more efficiently through reduced staffing requirements, all without compromising quality of care.

We are encouraged by the progress that we have made to date in respect of the Restructuring Plan. As of the date of this MD&A, we have realized approximately $19 million in annualized recurring cost reductions through a significant reduction in headcount, optimizing marketing spend through key learnings from our Q4 2022 marketing efforts as well as a reduction in recurring corporate, general and administrative expenses. We have also reduced our operating footprint to 133 Treatment Centers as of the date of this MD&A. While the Q1 2023 results already demonstrate tangible progress to date, these savings are not expected to be fully reflected until late in Fiscal 2023 as the costs associated with executing these savings begins to dissipate. We believe that we are on track to realizing our goal of $22 to $25 million in cost reductions once the Restructuring Plan has been fully implemented. See “Cautionary Note Regarding Forward-Looking Information”.

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2023 Private Placement

On March 23, 2023, the Company completed a non-brokered private placement of common shares (“Common Shares”) in the capital of the Company (the “2023 Private Placement”) pursuant to private placement exemptions and/or Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Pursuant to the 2023 Private Placement, an aggregate of 11,363,635 Common Shares were issued at a price of $0.55 per Common Share, for aggregate gross proceeds to the Company of approximately $6.25 million. The 2023 Private Placement included investments by Madryn (as defined below), together with certain of the Company’s other major shareholders, including Greybrook Health (as defined below) and affiliates of Masters Special Situations LLC (“MSS”). The Company is using the net proceeds from the 2023 Private Placement to fund the Restructuring Plan and for working capital and general corporate purposes, which may include the repayment of indebtedness.

In connection with the 2023 Private Placement, Greybrook Health, Madryn and MSS each received customary resale, demand and “piggy-back” registration rights pursuant to a registration rights agreement entered into among the parties on closing of the 2023 Private Placement (the “2023 Registration Rights Agreement”).

Debt Financings

In February and March 2023, the Company received an aggregate of $7.75 million in debt financing from its existing lender, Madryn Asset Management, LP (“Madryn”) pursuant to amendments to the credit agreement entered into between the Company and Madryn (as amended, the “Madryn Credit Agreement”), alongside certain of the Company’s existing significant shareholders (including Greybrook Health) and management (collectively, the “Debt Financing”). The Debt Financing was obtained to satisfy short-term cash requirements, and the amendments to the Madryn Credit Agreement were effected to waive non-compliance with the Company’s liquidity covenant thereunder (see “Indebtedness” and “Related Party Transactions” below for further details).

Exclusive Partnership with Neuronetics, Inc.

In January 2023, the Company and Neuronetics, Inc. (“Neuronetics”) jointly announced an expanded commercial partnership through year end 2028. Under the amended and restated master sales agreement between the Company and Neuronetics, dated as of January 17, 2023 (as amended by an amending agreement dated March 16, 2023, the “Neuronetics Agreement”), Neuronetics will be the exclusive supplier of TMS Devices to the Company. Over time, Neuronetics’ NeuroStar TMS Devices will replace competitive TMS Devices at the Company’s Treatment Centers. The parties also expect to work jointly to grow, through co-branding and co-marketing programs, enhanced patient and clinician awareness, improved patient access to care, and collaboration on product development and publications. The Neuronetics Agreement also contains minimum purchase commitments, and all treatment session purchases will convert to a “per-click” consumable model.

On March 31, 2023, the Company and Neuronetics agreed to convert the Company’s outstanding account balance payable to Neuronetics for the supply of TMS Devices and treatment sessions to the Company from Neuronetics in the amount of approximately $5.9 million, together with Neuronetics’ out-of-pocket transaction costs, into a $6.0 million secured promissory note (the “Neuronetics Note”). See “Indebtedness” below for further details).

All amounts borrowed under the Neuronetics Note will bear interest at a rate equal to the sum of (a) the floating interest rate of daily secured overnight financing rate as administered by the Federal Reserve Bank of New York on its website, plus (b) 7.65%. The Neuronetics Note matures on March 31, 2027.

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In connection with the entry into the Neuronetics Note, the Company concurrently entered into an amendment to the Madryn Credit Agreement pursuant to which the Company is permitted to incur the indebtedness under the Neuronetics Note.

Toronto Stock Exchange Delisting

On February 27, 2023, the Company announced that it had applied and received approval for a voluntary delisting from the Toronto Stock Exchange (the “TSX”) of the Common Shares (the “Delisting”). With the Common Shares being listed on the Nasdaq since March 2021, the Company believes the trading volume of its Common Shares on the TSX no longer justifies the expense and administrative requirements associated with maintaining a dual listing, which can be redirected to initiatives intended to generate shareholder value. The Delisting was made effective following the close of markets on March 13, 2023. The Common Shares continue to be listed on the Nasdaq under the trading symbol “GBNH”.

Spravato® Program

Despite the impact of the Restructuring Plan, the roll-out of our Spravato® Program at select Treatment Centers continued throughout Q1 2023, building on our long-term business plan of utilizing our Treatment Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. As at the date of this MD&A, we had a total 45 Treatment Centers offering Spravato®.

FACTORS AFFECTING OUR PERFORMANCE

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below. See also the “Risks and Uncertainties” section of this MD&A.

Number of Treatment Centers

Following completion of the Restructuring Plan, we believe we will continue to have a meaningful opportunity to selectively increase the number of our Treatment Centers in the United States through organic in-region growth, establishing new regions and potential future acquisitions. The opening and success of new Treatment Centers is subject to numerous factors, including our ability to locate the appropriate space, finance the operations, build relationships with clinicians, negotiate suitable lease terms and local payor arrangements, and other factors, some of which are beyond our control. At the same time, we have selectively closed certain Treatment Centers to maximize our profitability, which may temporarily reduce our number of active Treatment Centers from quarter to quarter as we continue to aim for overall expansion of the business.

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Competition

The market for Treatment is becoming increasingly competitive. We compete principally on the basis of our reputation and brand, the location of our Treatment Centers, the quality of our Treatment services and the reputation of our partner clinicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual clinicians that have a TMS device, an FDA-regulated medical device specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD and other mental health disorders (each, a “TMS Device”), in their office and who can offer TMS therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers. As we expand our mental health products and services to include Spravato®, we also face competition from mental health practitioners that provide similar offerings. We also face indirect competition from pharmaceutical and other companies that develop competitive products, such as anti-depressant medications, with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than TMS or Spravato®. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive.

We are also subject to competition from providers of invasive neuromodulation therapies such as electroconvulsive therapy and vagus nerve stimulation.

Capital Management

Our objective is to maintain a capital structure that supports our long-term business strategy, maintain creditor and customer confidence, and maximize shareholder value. Our primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures, as well as to service debt obligations. See “Key Highlights and Recent Developments” above. We have experienced losses since inception and, although we secured $55 million pursuant to the Existing Loan (as defined below), $7.75 million pursuant to the Debt Financings and $6.25 million pursuant to the 2023 Private Placement, we expect that we will require additional financing to fund our operating activities and such additional financing is required in order for us to repay our debt obligations and satisfy our cash requirements. We have historically been able to obtain financing from supportive shareholders and other sources when required, however there can be no assurance that we will continue to receive financing support from our existing shareholders into the future. See “Liquidity and Capital Resources” and “Risks and Uncertainties”.

Industry and Reimbursement Trends

Our revenue is impacted by changes to United States healthcare laws, our clinical partners’ and contractors’ healthcare costs, the ability to secure favorable pricing structures with device manufacturers and payors’ reimbursement criteria and associated rates. In addition, the geographic distribution of our Treatment Centers can impact our revenues per treatment because reimbursement rates vary from state to state.

Technology

Our revenues are affected by the availability of, and reimbursement for, new TMS indications, new technology or other novel treatment modalities (including Spravato®) and our ability to incorporate the new technology into our Treatment Centers.

Segments

We evaluate our business and report our results based on organizational units used by management to monitor performance and make operating decisions on the basis of one operating and reportable segment: Outpatient Mental Health Service Centers. We currently measure this reportable operating segment’s performance based on total revenues and entity-wide regional operating income.

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COMPONENTS OF OUR RESULTS OF OPERATIONS

In assessing our results of operations, we consider a variety of financial and operating measures that affect our operating results.

Total Revenue

Total revenue consists of service revenue attributable to the performance of treatments. In circumstances where the net patient fees have not yet been received, the amount of revenue recognized is estimated based on an expected value approach. Due to the nature of the industry and complexity of our revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, we consider various factors including, but not limited to, the following:

•	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

We update the estimated transaction price (including updating our assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Variable consideration also exists in the form of settlements with these third-party payors as a result of retroactive adjustments due to audits and reviews. We apply constraint to the transaction price, such that net revenues are recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future.

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Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Regional operating income presents regional operating income on an entity-wide basis and is calculated as total revenue less direct center and regional costs. Direct center and regional costs consist of direct center and patient care costs, regional employee compensation, regional marketing expenses, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of treatments to patients and the cost of our regional patient acquisition strategy.

Center Development Costs

Center development costs represent direct expenses associated with developing new Treatment Centers, including small furnishings and fittings, wiring and electrical and, in some cases, the cost of minor space alterations.

Corporate Employee Compensation

Corporate employee compensation represents compensation incurred to manage the centralized business infrastructure of the Company, including annual base salary, annual cash bonuses and other non-equity incentives.

Corporate Marketing Expenses

Corporate marketing expenses represent costs incurred that impact the Company on an overall basis including investments in website functionality and brand management activities.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses represent expenses related to the corporate infrastructure required to support our ongoing business including insurance costs, professional and legal costs and costs incurred related to our corporate offices.

Share-Based Compensation

Share-based compensation represents stock options, restricted share units and performance share units granted as consideration in exchange for employee and similar services to align personnel performance with the Company’s long-term goals.

Amortization

Amortization relates to the reduction in useful life of the Company’s intangible assets.

Interest

Interest expense relates to interest incurred on loans and lease liabilities. Interest income relates to income realized as a result of investing excess funds into investment accounts.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure that deducts from EBITDA share-based compensation expenses and expenses that represent one-time costs incurred for purposes of enhancing the performance of the business and to achieve our Treatment Center growth. See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above.

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS

Acquisition of Success TMS

On July 14, 2022, we, through our wholly-owned U.S. subsidiary, TMS US, completed the acquisition of all of the issued and outstanding equity interests in Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”) from its parent company, Success Behavioral Holdings LLC (the “Success TMS Acquisition”) pursuant to a Membership Interest Purchase Agreement dated as of May 15, 2022 (the “Purchase Agreement”) by and among the Company, Success TMS and its direct and indirect owners, including Success Behavioral Holdings LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”).

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As consideration for the purchase of Success TMS, the Seller Parties received, in the aggregate, 8,725,995 Common Shares, and an additional 2,908,665 Common Shares have been held back and deposited with an escrow agent, to be released to Benjamin Klein or the Company, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties (such Common Shares issued as consideration to the Seller Parties, including the Common Shares deposited in escrow, collectively, the “Consideration Shares”). The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and was fixed at an amount equal to approximately 40% of the total issued and outstanding Common Shares on a post-acquisition basis and subject to adjustments, as described above.

As contemplated by the Purchase Agreement, the Company also entered into an investor rights agreement with Benjamin Klein, dated as of July 14, 2022 (the “Klein Investor Rights Agreement”), which provides Benjamin Klein with a right to nominate a single representative to the Board for so long as the Seller Parties own at least 5% of the issued and outstanding Common Shares, subject to certain conditions, including applicable securities laws and stock exchange requirements. In accordance with the terms of the Klein Investor Rights Agreement, Mr. Klein was appointed to the Board as the board nominee, effective on July 14, 2022, immediately following completion of the Success TMS Acquisition. In connection with the Success TMS Acquisition, Mr. Klein was also appointed the Chief Operating Officer of the Company, whereby Mr. Klein served in that role from July 14, 2022 until his departure on May 4, 2023.

Regional Development Activity

Our regional model seeks to develop leading positions in key markets, and to leverage operational efficiencies by combining smaller local Treatment Centers within a region under a single shared regional management infrastructure. Part of our core strategy is to continue to develop new Treatment Centers within our existing regions as well as in new management regions, in each case, organically or through acquisitions of existing centers or businesses, which may affect comparability of results. Although we are currently focusing on a more condensed footprint due to the execution of our Restructuring Plan, our long-term growth strategy remains.

Seasonality

Typically, we experience seasonal factors in the first quarter of each fiscal year that result in reduced revenues in those quarters as compared to the other three quarters of the year. These seasonal factors include cold weather and the reset of deductibles during the first part of the year. We also typically experience a slowdown in new patient starts during the third quarter of each fiscal year as a result of summer holidays.

RESULTS OF OPERATIONS

Summary Financial Information

The following table summarizes our results of operations for the periods indicated. The selected consolidated financial information set out below has been derived from our unaudited condensed interim consolidated financial statements, and should be read in conjunction with those financial statements and the related notes thereto. In addition, we note that the results presented below may not be indicative of our results in future periods as a result of the Restructuring Plan (as described above).

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(US$) (unaudited)	Q1 2023	Q1 2022
Total revenue	19,908,051	13,065,146

Direct center and patient care costs	11,663,368	7,340,496
Regional employee compensation	4,665,645	3,475,551
Regional marketing expenses	413,053	1,717,164
Depreciation	2,436,935	1,569,984
Total direct center and regional costs	19,179,001	14,103,195
Regional operating income (loss)	729,050	(1,038,049)
Center development costs	112,191	159,446
Corporate employee compensation	4,141,089	3,617,859
Corporate marketing expenses	5,322	134,954
Other corporate, general and administrative expenses	1,709,145	1,370,805
Share-based compensation	62,948	249,322
Amortization	343,253	207,500
Interest expense	3,639,710	1,229,311
Interest income	(45)	(2,287)
Loss before income taxes	(9,284,563)	(8,004,959)
Income tax expense	–	–
Loss for the period and comprehensive loss	(9,284,563)	(8,004,959)
Loss attributable to non-controlling interest	(52,681)	(166,976)
Loss attributable to the common shareholders of Greenbrook	(9,231,882)	(7,837,983)
Net loss per share (basic and diluted)	(0.30)	(0.44)

Selected Financial Position Data

The following table provides selected financial position data as at the dates indicated:

	As at March 31,		As at December 31,
(US$)	2023 (unaudited)	2022 (unaudited)	2022
Cash and restricted cash	8,050,994	5,703,634	2,623,957
Current assets (excluding cash)	17,568,789	12,652,285	16,418,981
Total assets	100,440,769	66,308,385	100,446,357
Current liabilities	32,210,251	19,385,127	37,147,290
Non-current liabilities	101,909,296	38,089,563	93,895,492
Total liabilities	134,119,547	57,474,690	131,042,782
Non-controlling interests	(2,187,908)	(905,081)	(2,253,279)
Shareholders’ equity (deficit)	(33,678,778)	8,833,695	(30,596,425)

For further information regarding our liquidity and financial position, see “Liquidity and Capital Resources” below. See also “Risks and Uncertainties” below.

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Selected Operating Data

The following table provides selected operating data as at the dates indicated. As described above, as of the date of this MD&A, the Company has reduced its operating footprint to 133 Treatment Centers in connection with the Restructuring Plan. See “Cautionary Note Regarding Forward-Looking Information”.

	As at March 31,		As at December 31,
(unaudited)	2023	2022	2022
Number of active Treatment Centers(1)	162	146	183
Number of Treatment Centers-in-development(2)	–	2	–
Total Treatment Centers	162	148	183
Number of management regions	18	15	18
Number of TMS Devices installed	341	234	345
Number of regional personnel	406	340	495
Number of shared-services / corporate personnel(3)	124	68	134
Number of providers(4)	222	161	225
Number of consultations performed(5)	7,975	3,501	27,831
Number of patient starts(5)	2,854	1,817	9,253
Number of Treatments performed(5)	92,533	59,067	312,940
Average revenue per Treatment(5)	$215	$221	$221

Notes:

(1)	Active Treatment Centers represent Treatment Centers that have performed billable Treatment services during the applicable period.
(2)	Treatment Centers-in-development represents Treatment Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents clinician partners that are involved in the provision of Treatment services from our Treatment Centers.
(5)	Figure calculated for the applicable year or period ended.

Analysis of Results for Q1 2023

The following section provides an overview of our financial performance during Q1 2023 compared to Q1 2022.

Total Revenue

Consolidated revenue increased to $19.9 million in Q1 2023, a 52% increase compared to Q1 2022 (Q1 2022: $13.1 million). This was predominately due to the Success TMS Acquisition which was completed during the three-month period ended September 30, 2022 (“Q3 2022”) and the reversion to pre-pandemic operating conditions in our mature regions.

New patient starts increased to 2,854 in Q1 2023, a 57% increase compared to Q1 2022 (Q1 2022: 1,817). Treatment volumes in Q1 2023 were 92,533, a 57% increase compared to Q1 2022 (Q1 2022: 59,067). Consultations performed were 7,975 in Q1 2023, a 128% increase compared to Q1 2022 (Q1 2022: 3,501). The increases in new patient starts, treatment volumes and consultations performed were predominantly due to operating 16 additional active Treatment Centers during Q1 2023 as compared to Q1 2022 (predominately due to the Success TMS Acquisition), which has allowed us to provide greater access for patients to seek and receive Treatment.

Same-Region Sales Growth was 26.8% in Q1 2023 as compared to 8.3% in Q1 2022. This was predominately due to the reversion to pre-pandemic operating conditions in our mature regions (see “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above and “Reconciliation of Non-IFRS Measures” below).

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Average revenue per Treatment decreased by 3% to $215 in Q1 2023 compared to Q1 2022 (Q1 2022: $221). This decrease was primarily attributable to a change in payor mix and the geographical distribution of revenue.

Accounts Receivable

Accounts receivable increased by $0.9 million to $14.8 million in Q1 2023 as compared to the end of Q4 2022 (Q4 2022: $13.9 million). The increase in Q1 2023 as compared to Q4 2022 was primarily a result of slower than anticipated collection activity when considering typical seasonal factors in our collections cycle. We believe that we will benefit from a reversion to normalized levels in the second and third quarters of Fiscal 2023 (see “Cautionary Note Regarding Forward-Looking Statements” above).

We also continue to collect on services rendered in excess of 24 months from the date such services were rendered.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Direct center and regional costs increased by 36% to $19.2 million during Q1 2023 (Q1 2022: $14.1 million). This increase is predominately due to operating 162 Treatment Centers as at March 31, 2023 as compared to 146 active Treatments Centers as at March 31, 2022, driven by the completion of the Success TMS Acquisition in the third quarter of Fiscal 2022.

Entity-wide regional operating income was $0.7 million during Q1 2023 as compared to a $1.0 million entity-wide regional operating loss in Q1 2022. The increase in entity-wide regional operating income in Q1 2023 as compared to Q1 2022 was primarily due to the execution of the Restructuring Plan.

We believe we will be able to continue to achieve near-term operational synergies through our Restructuring Plan, resulting in a significant reduction in direct center and regional costs (see “Cautionary Note Regarding Forward-Looking Information” and “Key Highlights and Recent Developments—Restructuring Plan”).

Center Development Costs

Center development costs decreased by 30% to $0.1 million during Q1 2023 as compared to Q1 2022 (Q1 2022: $0.2 million) predominantly as a result of a decrease in the number of Treatment Centers developed during Q1 2023 as compared to Q1 2022, partially offset by the minimal incremental costs associated with establishing the Spravato® Program at select additional Treatment Centers during Q1 2023.

Corporate Employee Compensation

Corporate employee compensation incurred to manage the centralized business infrastructure of the Company increased by 14% to $4.1 million during Q1 2023 (Q1 2022: $3.6 million). This increase is predominately due to the Success TMS Acquisition which was completed during Q3 2022, partially offset by the execution of the Restructuring Plan.

We believe we will be able to continue to achieve near-term operational synergies through our Restructuring Plan, resulting in a significant reduction in corporate employee compensation (see “Cautionary Note Regarding Forward-Looking Information” and “Key Highlights and Recent Developments—Restructuring Plan”).

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Corporate Marketing Expenses

Corporate marketing expenses decreased by 96% to $0.005 million during Q1 2023 (Q1 2022: $0.1 million). The decrease was primarily a result of the timing of discretionary spending. We believe we will be able to continue to manage this cost line item well-below historical levels through the Restructuring Plan. (see “Cautionary Note Regarding Forward-Looking Information” and “Key Highlights and Recent Developments—Restructuring Plan”).

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses increased by 25% to $1.7 million during Q1 2023 (Q1 2022: $1.4 million). This was predominantly due to one-time expenses incurred related to the execution of the Restructuring Plan, financing initiatives-related expenses and Success TMS-related integration and expenses, partially offset by the re-valuation of conversion instruments. See “Key Highlights and Recent Developments—Restructuring Plan” and “Adjusted EBITDA and One-time Expenses” below.

Share-Based Compensation

Share-based compensation decreased by 75% to $0.1 million during Q1 2023 (Q1 2022: $0.2 million), predominantly due to the timing and fair value of stock options granted to key personnel to ensure retention and long-term alignment with the goals of the Company.

Amortization

Amortization increased by 65% to $0.3 million during Q1 2023 (Q1 2022: $0.2 million) as a result of the intangible assets acquired by the Company in connection with the Success TMS Acquisition.

Interest

Interest expense increased by 196% to $3.6 million during Q1 2023 (Q1 2022: $1.2 million). The increase in interest expense is primarily due to the additional equity and debt financings completed during Q1 2023, including the 2023 Private Placement and the Debt Financing.

Interest income decreased by 98% during Q1 2023 to $45 (Q1 2022: $2,287) as a result of a decrease in the amount of excess funds invested.

Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook

The loss for the period and comprehensive loss increased by 16% to $9.3 million during Q1 2023 (Q1 2022: $8.0 million). The increase is predominately due the increase in interest expenses arising from the additional equity and debt financings completed in Q1 2023, the increase in depreciation as a result of the completion of the Success TMS Acquisition in Q3 2022 and one-time costs associated with the execution of the Restructuring Plan, financing initiatives-related expenses, and Success TMS-related integration and expenses, partially offset by the re-valuation of conversion instruments. See “Interest Expense, Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs” above, “Adjusted EBITDA and One-time Expenses” below and “Key Highlights and Recent Developments—Restructuring Plan” above).

The loss attributable to the common shareholders of Greenbrook increased by 18% to $9.2 million during Q1 2023 (Q1 2022: $7.8 million). This was predominantly due to the factors described above impacting net losses.

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Adjusted EBITDA and One-Time Expenses

The Adjusted EBITDA loss position decreased by 35% to $2.9 million during Q1 2023 (Q1 2022: $4.5 million). The decrease in the Adjusted EBITDA loss position is primarily attributable to a reduction in the EBITDA loss position in Q1 2023 as compared to Q1 2022. One-time costs that occurred in Q1 2023 related to restructuring costs incurred as we executed on our Restructuring Plan (see “Key Highlights and Recent Developments—Restructuring Plan”), financing initiatives-related expenses, and Success TMS-related integration and expenses, while one-time costs that occurred in Q1 2022 included acquisition-related professional and legal fees. See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above.

EBITDA AND ADJUSTED EBITDA

The table below illustrates our EBITDA and Adjusted EBITDA for the periods presented:

(US$) (unaudited)	Q1 2023	Q1 2022
EBITDA	(2,812,029)	(4,833,475)
Adjusted EBITDA	(2,938,694)	(4,492,305)

For a definition of EBITDA and Adjusted EBITDA, see “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above. For quantitative reconciliations of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook, see “Reconciliation of Non-IFRS Measures” immediately below.

RECONCILIATION OF NON-IFRS MEASURES

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for the periods presented:

(US$) (unaudited)	Q1 2023	Q1 2022
Loss attributable to the common shareholders of Greenbrook	(9,231,882)	(7,837,983)
Add the impact of:
Interest expense	3,639,710	1,229,311
Amortization	343,253	207,500
Depreciation	2,436,935	1,569,984
Less the impact of:
Interest income	(45)	(2,287)
EBITDA	(2,812,029)	(4,833,475)
Add the impact of:
Share-based compensation	(1,096,984)	249,322
Add the impact of:
Success TMS-related integration and expenses	150,000	–
Restructuring and related costs	301,839	–
Financing initiatives related expenses	518,480	–
Acquisition-related professional and legal fees	–	91,848
Adjusted EBITDA	(2,938,694)	(4,492,305)

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Quarterly Adjusted EBITDA Reconciliation of Non-IFRS Measures

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for the eight most recently completed fiscal quarters:

(unaudited) (US$)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Loss attributable to the common shareholders of Greenbrook	(9,231,882)	(30,179,216)	(16,361,426)	(7,347,849)	(7,837,983)	(6,831,859)	(3,517,250)	(6,775,825)
Add the impact of:
Interest Expense	3,639,710	3,091,247	3,183,165	1,220,689	1,229,311	1,254,007	1,145,337	1,334,187
Amortization	343,253	372,565	570,648	207,500	207,500	207,500	115,834	115,833
Depreciation	2,436,935	1,865,483	3,136,369	1,586,560	1,569,984	1,529,892	1,373,149	1,461,631
Less the impact of:
Interest income	(45)	(20)	–	(9,943)	(2,287)	(9,429)	(3,067)	(11)
EBITDA	(2,812,029)	(24,849,941)	(9,471,244)	(4,343,043)	(4,833,475)	(3,849,889)	(885,997)	(3,864,185)
Add the impact of:
Share-based compensation	(1,096,984)	(1,186,218)	1,933,280	63,882	249,322	248,428	221,679	203,362
Add the impact of:
Nasdaq listing related professional and legal fees	–	–	–	–	–	–	–	240,761
Equity Financing related professional and legal fees	–	–	–	–	–	273,561	–	531,422
Forgiveness of loans payable	–	–	–	–	–	–	(3,128,596)	–
Loss on extinguishment of loan(1)	–	–	2,331,917	–	–	–	–	–
Withdrawn Public Offering related professional and legal fees(2)	–	–	–	–	–	(273,561)	273,561	–
Internal controls assessment professional and legal fees	–	–	–	–	–	31,840	–	–
Achieve TMS East/Central Acquisition related professional and legal fees(3)	–	–	–	–	–	3,864	422,142	–
Success TMS Acquisition related professional and legal fees	–	–	530,130	643,247	91,848	–	–	–
Madryn Credit Facility related professional and legal fees	–	–	(102,264)	102,264	–	–	–	–
Success TMS related integration and expenses	150,000	–	945,430	–	–	–	–	–
Impairment loss(4)	–	20,677,160	–	–	–	–	–	–
Restructuring and related costs	301,839	–	–	–	–	–	–	–
Financing initiatives related expenses	518,480	–	–	–	–	–	–	–
Adjusted EBITDA	(2,938,694)	(5,358,999)	(3,832,751)	(3,533,650)	(4,492,305)	(3,565,757)	(3,097,211)	(2,888,640)

Notes:

(1)	Loss on extinguishment of loan relates to the extinguishment of the Oxford Credit Facility (as defined below), as well as the extinguishment of a loan previously held by Success TMS. Due to their nature, these are considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.
(2)	On June 25, 2021, the Company elected to withdraw its previously announced public offering of Common Shares in light of market conditions. Due to their nature, professional and legal fees associated with the Withdrawn Public Offering are also considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.
(3)	On October 1, 2021, the Company completed the acquisition of all the issued and outstanding equity interests in Achieve TMS East, LLC and Achieve TMS Central, LLC (the “Achieve TMS East/Central Acquisition”). Due to their nature, the related professional and legal fees associated with the Achieve TMS East/Central Acquisition are considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.
(4)	Impairment loss represents the impairment of assets in Fiscal 2022, including goodwill and intangible assets. Due to their nature, impairment losses are considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.

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In addition, we present Same-Region Sales Growth, which is a non-IFRS measure that we calculate as the percentage change in sales derived from our established management regions in a certain financial period as compared to the sales from the same management regions in the corresponding period of the prior year. As a result, when we calculate Same-Region Sales Growth for a particular comparative period (e.g., Q1 2023 vs Q1 2022), the total amount of same-region sales revenue for the comparative period in the prior year (e.g., for Q1 2022) may differ compared to the total amount of same-region sales revenue that we had calculated in the comparative period, e.g., in the event that certain management regions that had been excluded in the comparative period are considered established management regions in the current period. This is necessary in order for us to present a more meaningful percentage of sales growth as it ensures that the same management regions are being included in both periods for each calculation of Same-Region Sales Growth. Other than for purposes of the reconciliation tables below, we do not present same-region sales revenue as an independent non-IFRS measure because the management regions that are included may vary from period-to-period. We refer you to our revenues as reported under IFRS and as discussed elsewhere in this MD&A for a discussion and analysis of our revenues on a consolidated basis. However, we believe Same-Region Sales Growth is a useful metric to investors because it helps quantify our sales growth (as a percentage change) within established management areas that are relevant for the comparative period and, accordingly, enables us to present the growth achieved by adding Treatment Center density within these established management regions by taking into account sales attributable to recently acquired management regions or regions that we do not consider to be “established” or “mature”, i.e., those in which none of the Treatment Centers have performed billable Treatment services for a period of at least one full year prior to the more recent period of the two financial periods that are compared in calculating Same-Region Sales Growth. Our Same-Region Sales Growth is unique to our financial management strategy and may not be comparable to non-IFRS measures used by other companies.

The tables below illustrate a reconciliation of total revenue to Same-Region Sales Growth for the periods presented:

Q1 2023 SAME-REGION SALES GROWTH

(unaudited) (US$)	Q1 2023	Q1 2022
Revenue	19,908,051	13,065,146
Less the impact of regions not yet mature(1):
Illinois	(717,742)	–
Nevada	(200,364)	–
New Jersey	(1,669,469)	–
Pennsylvania	(754,407)	–

Same-Region Sales Revenue	16,566,069	13,065,146
Same-Region Sales Growth	26.8%

Notes:

(1)	These regions were acquired as part of the Success TMS Acquisition during Fiscal 2022. As Treatment Centers in these regions have not performed billable Treatment services, subsequent to being acquired, for a period of at least one full year prior to March 31, 2022, they have been excluded from the calculation.
(2)	For purposes of calculating Q1 2023 Same-Region Sales Growth, each of the Massachusetts and Iowa management regions are included in same-region sales revenue for both Q1 2023 and Q1 2022 because these management regions were considered established for Q1 2023, and accordingly are included in Q1 2022 for comparison purposes even those such regions were not considered established in Q1 2022 and had been excluded for purposes of calculating Q1 2022 Same-Region Sales Growth. See “Q1 2022 Same-Region Sales Growth” below.

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Q1 2022 SAME-REGION SALES GROWTH

(unaudited) (US$)	Q1 2022	Q1 2021
Revenue	13,065,146	11,313,175
Less the impact of regions not yet mature(1):
Massachusetts	(735,640)	–
Iowa	(81,253)	–
Same-Region Sales Revenue	12,248,253	11,313,175
Same-Region Sales Growth	8.3%

Notes:

(1)	These regions were acquired as part of the Achieve TMS East/Central Acquisition during Fiscal 2021. As Treatment Centers in these regions have not performed billable Treatment services, subsequent to being acquired, for a period of at least one full year prior to March 31, 2021, they have been excluded from the calculation.

RECONCILIATION OF ACCOUNTS RECEIVABLE

A quantitative reconciliation of accounts receivable in respect of Q1 2023 and Q1 2022, and Fiscal 2022 is provided below, which includes a quantification of the adjustment to variable consideration estimate resulting from the additional price concessions which were deemed necessary:

(US$) (unaudited)	Q1 2023	Q1 2022	Fiscal 2022
Opening accounts receivable balance	13,898,305	10,997,389	10,997,389
Accounts receivable acquired as part of the Success TMS Acquisition	–	–	3,728,255
Revenue recognized based on expected value	20,737,752	14,363,932	73,631,665
Adjustment to variable consideration estimate	(829,701)	(1,298,786)	(4,527,219)
Payments received	(19,038,151)	(13,395,313)	(69,931,785)
Ending accounts receivable balance at the period end date	$14,768,205	$10,667,222	$13,898,305

QUARTERLY FINANCIAL INFORMATION

Selected Quarterly Financial Information

The following table summarizes the results of our operations for the eight most recently completed fiscal quarters:

(unaudited) (US$)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Revenue	19,908,051	21,076,886	20,752,105	14,210,309	13,065,146	14,047,452	13,130,245	13,707,212
Regional operating income (loss)	729,050	(141,846)	(849,472)	(71,075)	(1,038,049)	43,741	249,057	921,339
Net loss attributable to common shareholders of Greenbrook	(9,231,882)	(30,179,216)	(16,361,426)	(7,347,849)	(7,837,983)	(6,831,859)	(3,517,250)	(6,775,825)
Adjusted EBITDA	(2,938,694)	(5,358,999)	(3,832,751)	(3,533,650)	(4,492,305)	(3,565,757)	(3,097,211)	(2,888,640)
Net loss per share – Basic	(0.30)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)
Net loss per share – Diluted	(0.30)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)

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Analysis of Results

We achieved quarterly consolidated revenue of $19.9 million in Q1 2023, representing a 6% quarter-over-quarter decrease compared to Q4 2022 (Q4 2022: $21.1 million) predominantly related to the typical seasonal factor (see “Factors Affecting the Comparability of Our Results—Seasonality” above). We were very pleased to have kept revenue substantially stable despite our significant reduction in marketing expense. Average revenue per Treatment was $215 in Q1 2023, representing a 1% quarter-over-quarter decrease compared to Q4 2022 (Q4 2022: $218).

New patient starts increased in Q1 2023 to 2,854, representing a 3% quarter-over-quarter increase compared to Q4 2022 (Q4 2022: 2,779). Treatment volumes were 92,533 in Q1 2023, representing a 4% quarter-over-quarter decrease compared to Q4 2022 (Q4 2022: 96,789). Consultations were 7,975 in Q1 2023, representing a 29% quarter-over-quarter decrease compared to Q4 2022 (Q4 2022: 11,215). This decline in new patient starts, treatment volumes and consultations performed was the result of the general seasonality of the business during the first quarter of each year (see “Factors Affecting the Comparability of Our Results—Seasonality” above) combined with the execution of the Restructuring Plan where we experienced a planned reduction in our Treatment Center footprint (See “Key Highlights—Restructuring Plan” above). We believe that by focusing operations to the Company’s most profitable Treatment Centers, we will be able to achieve sustainable profitability and long-term growth (see “Cautionary Note Regarding Forward-Looking Information” and “Key Highlights and Recent Developments—Restructuring Plan”).

We experienced an entity-wide regional operating income of $0.7 million in Q1 2023 (Q4 2022: $0.1 million entity-wide regional operating loss), primarily due to execution of the Restructuring Plan which resulted in a significant reduction in marketing spend compared to Q4 2022 due to key lessons learned and a reduction in headcount. We believe we will be able to continue to execute on further near-term operational synergies to accelerate the Company’s timeline to profitability as part of the comprehensive Restructuring Plan (see “Cautionary Note Regarding Forward-Looking Information” and “Key Highlights and Recent Developments—Restructuring Plan”).

The loss attributable to the common shareholders of Greenbrook was $9.2 million in Q1 2023, representing a 69% quarter-over-quarter decrease compared to Q4 2022 (Q4 2022: $30.2 million), primarily as a result of impairment losses incurred in Q4 2022 that did not recur in Q1 2023.

Selected Quarterly Operating Data

The following table provides selected operating data for the periods indicated:

(unaudited)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Number of active Treatment Centers(1)	162	183	183	144	146	147	127	122
Number of Treatment Centers-in-development(2)	–	–	1	–	2	2	4	7
Total Treatment Centers	162	183	184	144	148	149	131	129
Number of management regions	18	18	18	15	15	15	13	13
Number of TMS Devices installed	341	345	338	234	234	234	214	209
Number of regional personnel	406	495	501	328	340	386	350	343
Number of shared-services / corporate personnel(3)	124	134	143	66	68	44	58	51
Number of providers(4)	222	225	208	164	161	135	126	124
Number of consultations performed(5)	7,975	11,215	8,797	4,318	3,501	3,547	3,437	3,533
Number of patient starts(5)	2,854	2,779	2,848	1,809	1,817	1,667	1,520	1,659
Number of Treatments performed(5)	92,533	96,789	95,046	62,038	59,067	61,416	54,525	58,219
Average revenue per Treatment(5)	$215	$218	$218	$229	$221	$229	$241	$235

22

Notes:

(1)	Active Treatment Centers represent Treatment Centers that have performed billable Treatment services during the applicable period.
(2)	Treatment Centers-in-development represents Treatment Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents clinician partners that are involved in the provision of Treatment services from our Treatment Centers.
(5)	Figures calculated for the applicable period ended.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Since inception, we have financed our operations primarily from equity offerings, debt financings and revenue generated from our Treatment Centers. Our primary uses of capital are to finance operations, finance new Treatment Center development costs, increase non-cash working capital and fund investments in our centralized business infrastructure. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to provide services to our customers and provide returns to our shareholders. We have also used capital to finance acquisitions and may continue to do so in the future. Cash is held primarily in U.S. dollars.

On February 21, 2023 and March 20, 2023, the Company received waivers from Madryn with respect to the Company’s non-compliance with the covenant to maintain a minimum cash balance of $3,000,000, which is tested on a daily basis (the “Minimum Liquidity Covenant”) until March 27, 2023.

As part of our annual budgeting process and on an ongoing basis, we evaluate our estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this, in addition to historical cash flow, the proceeds from the 2023 Private Placement and Debt Financing, analysis and considering our anticipated cash flows from regional operations and our holdings of cash, as of the date of this MD&A, we believe that we have sufficient capital to meet our future operating expenses, capital expenditures and debt service requirements for approximately the next three months and, consequently, we will need to raise additional funding in the near-to-medium term. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by our ability to execute on our Restructuring Plan, our ability to meet our debt obligations and remain in compliance with debt covenants, and general economic, financial and other factors, including factors beyond our control such as inflation and recessionary conditions. See “Cautionary Note Regarding Forward-Looking Information”, “Risks and Uncertainties”, “Factors Affecting our Performance” and “Key Highlights and Recent Developments—Restructuring Plan”.

Analysis of Cash Flows for Q1 2023

The following table presents our cash flows for each of the periods presented:

(US$)	Q1 2023	Q1 2022
Net cash used in operating activities	(2,091,463)	(3,047,130)
Net cash generated from (used in) financing activities	7,527,145	(2,951,202)
Net cash generated from (used in) investing activities	(8,645)	2,287
Increase (Decrease) in cash	5,427,037	(5,996,045)

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Cash Flows used in Operating Activities

For Q1 2023, cash flows used in operating activities (which includes the full cost of developing new Treatment Centers) totaled $2.1 million, as compared to $3.0 million in Q1 2022. The decrease in cash flows used in operating activities is primarily attributable to the better regional performance and cost reductions related to the implementation of our Restructuring Plan. See “Key Highlights and Recent Developments—Restructuring Plan”.

Cash Flows generated from (used in) Financing Activities

For Q1 2023, cash flows generated from financing activities amounted to $7.5 million as compared to ($3.0 million) used in Q1 2022. This increase is primarily driven by the net proceeds from the 2023 Private Placement and the Debt Financing received in Q1 2023.

Cash Flows generated from (used in) Investing Activities

For Q1 2023, cash flows used in investing activities totaled $0.009 million as compared to cash flows generated from investing activities of $0.002 million in Q1 2022, due to the purchase of property, plant and equipment.

INDEBTEDNESS

On July 14, 2022, the Company entered into the Madryn Credit Agreement for a $75 million secured credit facility with Madryn and its affiliated entities (the “Madryn Credit Facility”). The Madryn Credit Facility provides the Company with a $55 million term loan (the “Existing Loan”), which was funded on closing. In addition, the Madryn Credit Facility permits the Company to draw up to an additional $20 million in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. Prior to March 31, 2023, all amounts borrowed under the Madryn Credit Facility bore interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. Commencing March 31, 2023, as a result of an amendment to the Madryn Credit Facility entered into between the parties on February 21, 2023, all advances under the Madryn Credit Facility will accrue interest using the 3-month Term Secured Overnight Financing Rate benchmark plus 0.10%. The Madryn Credit Facility matures over 63 months and provides for four years of interest-only payments. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Madryn Credit Facility.

The terms of the Madryn Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, financial covenants that require the Company to (i) generate consolidated revenues for each 12-month period (on a pro forma basis giving effect to the Success TMS Acquisition), measured quarterly (commencing with the 12 months ending on September 30, 2022), in amounts that (A) for the first, second and third measurement periods, are in line with the historical trailing performance of the Company and Success TMS (taken together as a combined company) but substitute one, two and three quarters, respectively, of historical combined revenues with a portion of the projected combined revenues for those quarters; and (B) for measurement periods thereafter, represent a percentage of the Company’s projected consolidated revenues for such periods, assuming modest growth over time, and is capped at the minimum revenue requirement for the 12 months ending on June 30, 2027, and (ii) maintain minimum liquidity of $3.0 million. In addition, the Madryn Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness outside of what is permitted under the Madryn Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. As at March 31, 2023, the Company was in compliance with the Minimum Liquidity Covenant. The Madryn Credit Agreement also contains affirmative covenants that require the Company to deliver, on or prior to March 31, 2023, audited financial statements for the fiscal year ended December 31, 2022 (the “Financial Statements”), accompanied by a report and opinion of an independent certified public accountant which is not subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit (together, the “Reporting Requirements”).

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In accordance with the terms of the Madryn Credit Agreement, Greenbrook has issued conversion instruments (each, a “Madryn Conversion Instrument” and together, the “Madryn Conversion Instruments”) to Madryn and certain of its affiliated entities that provide the holders thereof with the option to convert up to $5 million of the outstanding principal amount of the Existing Loan into Common Shares at a price per share equal to $1.90, subject to customary anti-dilution adjustments (the “Madryn Conversion Price”).

On July 14, 2022, the Company used approximately $15.4 million of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Oxford Credit Facility (as defined below), as well as prepayment fees and legal fees incurred, and terminated the Oxford Credit Facility. Concurrently, the Company used approximately $15.1 million of the proceeds from the Madryn Credit Facility to repay various loans previously held by Success TMS. The Company subsequently used $2.9 million to normalize vendor payment aging resulting from cash management practices prior to strengthening our balance sheet and made a $2.3 million cash investment due to a lag in working capital from the continued development of Treatment Center locations. After financing fees and closing costs of $3.1 million, the remaining balance of the proceeds in respect of the Madryn Credit Facility totaled $16.2 million.

In February and March 2023, the Company entered into amendments to the Madryn Credit Facility, whereby Madryn and its affiliated entities extended four additional tranches of debt financing to the Company in an aggregate principal amount of $6.0 million, each of which were fully funded at closing of the applicable tranche (collectively, the “New Loans”). The terms and conditions of the New Loans are consistent with the terms and conditions of the Existing Loan in all material respects. Madryn was also granted the right to appoint one observer to the board of directors of the Company (the “Board”).

The New Loans also provide Madryn with the option to convert up to approximately $546,000 of the outstanding principal amount of the New Loans into Common Shares at the Madryn Conversion Price. The Madryn Conversion Instruments correspond to the conversion provisions for the Existing Loan, which provide Madryn with the option to convert up to $5 million of the outstanding principal amount of the Existing Loan into Common Shares at the Madryn Conversion Price. As a result of the New Loans, Madryn has the option to convert an aggregate of approximately $5,546,000 of the outstanding principal amount of the loans outstanding at the Madryn Conversion Price, resulting in the potential issuance of up to approximately 2.9 million Common Shares, representing approximately 7.2% of the issued and outstanding Common Shares as at the date of this MD&A.

On February 21, 2023 and March 20, 2023, the Company received waivers from Madryn with respect to the Company’s non-compliance with the Minimum Liquidity Covenant until March 27, 2023. We were required to complete the 2023 Private Placement and the Debt Financings in order to remain in compliance with the Madryn Credit Facility and in order to satisfy our near-term cash requirements necessary to operate our business. On March 31, 2023, the Company received a waiver from Madryn with respect to the Company’s non-compliance with the Reporting Requirements.

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Neuronetics Note

On March 31, 2023, the Company issued the Neuronetics Note in the amount of $6.0 million to Neuronetics. All amounts borrowed under the Neuronetics Note will bear interest at a rate equal to the sum of (a) the floating interest rate of daily secured overnight financing rate as administered by the Federal Reserve Bank of New York on its website, plus (b) 7.65%. The Neuronetics Note matures on March 31, 2027. Pursuant to the terms of the Neuronetics Note, in the event of an event of default under the Neuronetics Note, Greenbrook will be required to issue the Neuronetics Warrants (defined below). Under the Neuronetics Agreement and the Neuronetics Note, the Company has granted Neuronetics a security interest in all of the Company’s assets. Additionally, under the Neuronetics Agreement, the Company is required to pay all costs to relocate the TMS Devices supplied by Neuronetics from the Treatment Centers that are closed in connection with the Restructuring Plan and install such TMS Devices in the Company’s Treatment Centers that remain open.

Pursuant to the terms of the Neuronetics Note, in the event of an event of default under the Neuronetics Note, the Company will be required to issue common share purchase warrants (the “Neuronetics Warrants”) to Neuronetics equal to (i) 200% of the unpaid amount of any delinquent amount or payment due and payable under the Neuronetics Note, together with all outstanding and unpaid accrued interest, fees, charges and costs, divided by (ii) the exercise price of the Neuronetics Warrants, which will represent a 20% discount to the 30-day volume-weighted average closing price of the Common Shares traded on Nasdaq prior to the date of issuance (subject to any limitations required by Nasdaq).

Under the Neuronetics Agreement and the Neuronetics Note, the Company has granted Neuronetics a security interest in all of the Company’s assets. Additionally, under the Neuronetics Agreement, the Company is required to pay all costs to relocate the TMS Devices supplied by Neuronetics from the Treatment Centers that are closed in connection with the Restructuring Plan and install such TMS Devices in the Company’s Treatment Centers that remain open.

Additional Financing from Significant Shareholders and Management

Alongside the New Loans and as part of the Debt Financing, the Company entered into a note purchase agreement with certain significant shareholders (including Greybrook Health Inc. (“Greybrook Health”)) and management of the Company (the “Noteholders”) whereby the Company issued an aggregate of $1.75 million aggregate principal amount of unsecured notes (the “Notes”) to the Noteholders for gross proceeds to the Company of $1.75 million. The Notes bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of September 30, 2027, at the election of the Noteholders upon a change of control, upon the occurrence of an event of default and acceleration by the Noteholders, or the date on which the loans under the Madryn Credit Facility are repaid.

In conjunction with the issuance of the Notes to Greybrook Health, the Company granted Greybrook Health an option to convert up to $1.0 million of the outstanding principal amount of the Notes held by Greybrook Health into Common Shares at a conversion price per share equal to 85.0% of the volume-weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of conversion or, if the Common Shares were not then listed on the TSX, then the offering price of any public offering of Common Shares (if converted in connection with such offering) or otherwise 85.0% of the volume-weighted average trading price of the Common Shares on the Nasdaq for the five trading days immediately preceding the date of conversion (the “Greybrook Conversion Price”), subject to customary anti-dilution adjustments and conversion limitations required by Nasdaq (the “Greybrook Conversion Instrument”). As additional consideration for the purchase of the Notes by Greybrook Health, the Company issued 135,870 common share purchase warrants to Greybrook Health (the “Greybrook Warrants”). Each Greybrook Warrant will be exercisable for one Common Share at an exercise price of $1.84, subject to customary anti-dilution adjustments. The Greybrook Warrants will expire five years from the date of issuance.

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Oxford Credit Facility

On December 31, 2020, the Company entered into a credit and security agreement (the “Oxford Credit Agreement”) in respect of a $30 million credit facility (“Oxford Credit Facility”) with Oxford Finance LLC (“Oxford”).

As consideration for providing the Oxford Credit Facility, we issued 51,307 common share purchase warrants (the “Oxford Warrants”), each exercisable for one Common Share at an exercise price of C$11.20 per Common Share, to Oxford. To date, none of the Oxford Warrants have been exercised. The Oxford Warrants will expire on December 31, 2025.

In connection with entering into the Madryn Credit Facility on July 14, 2022, the Company repaid in full the outstanding balance owing under the Oxford Credit Facility and terminated the Oxford Credit Agreement.

Other Indebtedness

During the period ended September 30, 2022, the Company assumed loans as part of the Success TMS Acquisition from three separate financing companies for the purchase of TMS Devices. These TMS Device loans bear an average interest rate of 9.3% with average monthly blended interest and capital payments of $1,538 and mature during the years ending December 31, 2023 to December 31, 2025. There are no covenants associated with these loans.

During Q1 2023, the Company repaid TMS Device loans totalling $0.04 million (Q1 2022: $0.01 million).

During Fiscal 2022, the Company assumed two promissory notes totaling $0.2 million, bearing interest of 5% per annum with a maturity date of December 31, 2025. In addition, on July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation of Success TMS to repay a promissory note to Benjamin Klein, who is a significant shareholder and director of the Company (the “Klein Note”). The Klein Note totals $2.1 million, bears interest at a rate of 10% per annum and matures on May 1, 2024.

During Q1 2023, the Company paid $0.1 million towards these three promissory notes (collectively, the “Promissory Notes”) (Q1 2022: nil).

In April 2023, we received a letter from the sellers of Success TMS in which the sellers threatened potential litigation in connection with the Success TMS Acquisition. The letter claimed, among other things, that acceleration of the indebtedness due under the Klein Note assumed by the Company in connection with the Success TMS Acquisition payable to a lender affiliated with Mr. Benjamin Klein was required due to certain alleged breaches. On April 25, 2023, a formal legal claim was filed against the Company's wholly-owned subsidiary (Check Five LLC d/b/a “Success TMS”) in the Superior Court of New Jersey (Bergen County). We are continuing to evaluate the merits of this claim and remain in discussions with the sellers and the lender in respect thereof. See “Risks and Uncertainties” below.

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Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of March 31, 2023:

(unaudited)	Total	Less than 1 year	1 – 3 years	3 - 5 years	More than 5 years
Loans Payable(1)	88,546,397	5,894,238	11,605,356	71,046,803
Rental Leases(2)	49,396,226	5,991,582	14,217,543	12,449,301	16,737,800
Device Leases(3)	14,386,970	3,516,714	5,577,755	2,834,687	2,457,814
Total	152,329,593	15,402,534	31,400,654	86,330,791	19,195,614

Notes:

(1)	Loans payable relate to undiscounted cash flows for loans, including the Madryn Credit Facility, TMS Device loans, the Notes and the Promissory Notes as at March 31, 2023, inclusive of principal and interest. We expect to satisfy our loans payable with cash from operations.
(2)	Rental leases relate to the undiscounted cash flows of all future payments for all rental agreements. We expect to satisfy these obligations with cash from operations.
(3)	Device leases relate to the undiscounted cash flows of all future payments for all device agreements. We expect to satisfy these obligations with cash from operations.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions.

Related Party Transactions

Greybrook Health

During Q1 2023, the Company recognized $0.002 million in other corporate, general and administrative expenses (Q1 2022: nil) related to transactions with Greybrook Health. As at March 31, 2023, $0.001 was included in accounts payable and accrued liabilities related to payables for Greybrook Capital Inc. (the parent company of Greybrook Health).

In connection with the Debt Financing, the Company issued Notes to Greybrook Health and certain other significant shareholders and management of the Company. In conjunction with the issuance of the Notes to Greybrook Health, the Company granted Greybrook Health the Greybrook Conversion Instrument. As additional consideration for the purchase of the Notes by Greybrook Health, the Company issued the Greybrook Warrants to Greybrook Health. Greybrook Health also participated in the 2023 Private Placement, purchasing 2,272,727 Common Shares at an aggregate subscription price of approximately $1.25 million. See “Indebtedness – Additional Financing from Significant Shareholders and Management” and “Key Highlights and Recent Developments – 2023 Private Placement” above.

Madryn

On July 14, 2022, the Company entered into the Madryn Credit Facility with Madryn. In connection with the Debt Financings, the Company entered into amendments to the Madryn Credit Facility, whereby Madryn and its affiliated entities extended the New Loans to the Company (see “Indebtedness” above). During Q1 2023, the Company recognized $2.3 million in interest expense related to the Madryn Credit Facility (Q1 2022: nil).

Madryn also participated in the 2023 Private Placement, purchasing 6,363,636 Common Shares at an aggregate subscription price of approximately $3.5 million. See “Key Highlights and Recent Developments – 2023 Private Placement” above

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Benjamin Klein

During Q1 2023, the Company recognized $0.1 million in other corporate, general and administrative expenses (Q1 2022: nil) related to amounts payable for employment services rendered and other related costs incurred by Benjamin Klein in the ordinary course of business. As at March 31, 2023, $0.02 million was included in accounts payable and accrued liabilities related to payables for Benjamin Klein and entities he owns.

On July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation of Success TMS to repay the Klein Note. The Klein totals $2.1 million, bears interest at a rate of 10% per annum and matures on May 1, 2024. The carrying value of the Klein Note as at March 31, 2023 was $2.1 million (March 31, 2022 – nil). During Q1 2023, the Company recognized $0.1 million in interest expense related to the Klein Note (Q1 2022: nil). See “Indebtedness – Other Indebtedness” above.

Loans from shareholders and officers

On February 3, 2023, in connection with the Debt Financing, the Company received loans from and issued Notes to certain shareholders and officers of the Company, including 1315 Capital II, L.P., Bill Leonard, Erns Loubser and Geoffrey Grammer. The Notes for the loans total $0.3 million, bear interest at a rate consistent with the Madryn Credit Facility and mature on the earlier of September 30, 2027, at the election of the Noteholders upon a change of control, upon the occurrence of an event of default and acceleration by the Noteholders, or the date on which the loans under the Madryn Credit Facility are repaid. During the three months ended March 31, 2023, the Company recognized $0.01 million in interest expense (March 31, 2022 – nil) related to these Notes.

Other Agreements with Related Parties

We have also entered into certain customary investor rights and registration rights agreements with certain of our shareholders who have a nominee appointed to our Board. For additional information on these related party agreements, please refer to the Annual Report, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. See also “Key Highlights and Recent Developments—Acquisition of Success TMS” and “Key Highlights and Recent Developments—2023 Private Placement” above.

Risks and Uncertainties

We are exposed to a variety of financial risks in the normal course of our business, including currency, interest rate, credit, and liquidity risks. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Risk management is carried out under practices approved by the Board. This includes identifying, evaluating and hedging financial risks based on requirements of our organization. Our Board provides guidance for overall risk management, covering many areas of risk including interest rate risk, credit risk, liquidity risk and currency risk.

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Annual Report, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, as well as the risk factors described below.

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Macroeconomic Risk

Macroeconomic conditions may adversely affect our business. Demand for our services may be impacted by weak economic conditions, inflation, stagflation, recession, equity market volatility or other negative economic factors in the United States. Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. Accordingly, inflation may have a negative impact on our future results of operations, which may be materially adverse. Further, as recessionary conditions develop, our suppliers and other third-party partners may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our patients’ demands or collect revenue or otherwise could harm our business. Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our patients, suppliers and creditors and might cause us to not be able to continue to access preferred sources of liquidity when we would like, and our borrowing costs could increase. These adverse macroeconomic conditions may also negatively impact patient spending ability, which in turn may negatively impact our revenues. Thus, if general macroeconomic conditions deteriorate, our business and financial results could be materially and adversely affected.

Credit Risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. We are exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Our exposure to credit risk is mitigated in large part by the fact that the majority of our accounts receivable balances are receivable from large, creditworthy medical insurance companies and government-backed health plans.

Based on the Company’s industry, none of the accounts receivable is considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

Liquidity Risk

Liquidity risk is the risk that we may encounter difficulty in raising funds to meet our financial commitments or can only do so at an excessive cost. We aim to ensure there is sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and our ability to raise capital from existing or new investors and/or lenders. We have historically been able to obtain financing from supportive shareholders and other sources when required; however, we can provide no assurance that such shareholders will continue to provide similar financing in the future.

Currency Risk

Currency risk is the risk to our earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. We have minimal exposure to currency risk as substantially all of our revenue, expenses, assets and liabilities are denominated in U.S. dollars. We pay certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments they do not expose us to significant currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to changes in interest rates on its cash and long-term debt. The Madryn Credit Facility bears interest at a rate equal to the 3-month Term Secured Overnight Financing Rate benchmark plus 9.1%. This same interest rate also applies to the Notes. In addition, all amounts borrowed under the Neuronetics Note will bear interest at a rate equal to the sum of (a) the floating interest rate of daily secured overnight financing rate as administered by the Federal Reserve Bank of New York on its website, plus (b) 7.65%.

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For additional information, see Note 20 of our unaudited condensed interim consolidated financial statements as of March 31, 2023 and for the three months ended March 31, 2023 and 2022 for a qualitative and quantitative discussion of our exposure to these market risks.

DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. Management is also responsible for the information relating to be disclosed by the Company is recorded, processed, summarized and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of March 31, 2023. Based on this evaluation, the CEO and the CFO concluded that, as of March 31, 2023, the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings were ineffective as a result of a material weakness identified in the Company’s internal control over financial reporting, which is further described below.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There has been no change in the Company’s disclosure controls and procedures that occurred during the three months ended March 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal Controls Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that, due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013).

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Based on this evaluation, the CEO and CFO has concluded that, as of March 31, 2023, the Company’s internal controls over financial reporting were ineffective as a result of an identified material weakness.

In connection with the audit of our annual consolidated financial statements for Fiscal 2022 that were prepared in accordance with IFRS, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), our management identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Due to the forecasting complexities that arose from an evolving operating environment including the announcement of the Restructuring Plan and significant financing transactions throughout the first quarter of Fiscal 2023 and into April 2023, our management identified a material weakness related to the Company not having effectively designed and maintained controls over the effective preparation, review and approval of its impairment analysis.

This control deficiency, which was not pervasive in nature and was isolated in impact, resulted in a material misstatement to the Company’s financial statements identified through the audit, which was corrected by management. The identified error resulted in certain adjustments to the amounts or disclosures isolated to goodwill, intangible assets and impairment loss. This error was corrected prior to the release of the annual consolidated financial statements for the fiscal year ended December 31, 2022.

We have implemented a remediation plan that involves retaining an external valuation firm to assess and analyze impairment commencing in Fiscal 2023. We will take all measures necessary to address and cure the underlying causes of the material weakness. Once implemented, our remediation plan may not prove to be successful in remediating the material weakness and we do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future. Management has and will continue to take actions to implement these remedial measures throughout Fiscal 2023. At this time, management estimates that it will have remediated the material weakness described above by the end of Fiscal 2023.

The CEO and CFO do not expect that internal controls over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions. Nevertheless, management has designed and implemented controls to mitigate this risk to the extent practicable.

Notwithstanding the material weakness described above, management has concluded that the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022 and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

There has been no change in the Company’s ICFR that occurred during the three months ended March 31, 2023 that has materially affected, or is reasonable likely to materially affect, the Company’s ICFR.

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Share Information

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of March 31, 2023, there were 40,800,180 Common Shares (which includes 2,908,665 Common Shares held in escrow in connection with the Success TMS Acquisition) and nil preferred shares issued and outstanding. In addition, there were 730,834 stock options, 187,177 Oxford Warrants and 135,870 Greybrook Warrants, each representing a right to acquire one Common Share, issued and outstanding; and the Madryn Conversion Instruments issued to Madryn and certain of its affiliates permit such holders to exchange such Madryn Conversion Instruments for up to an aggregate of 2,631,579 Common Shares. As of the date hereof, assuming exercise and exchange of all outstanding options, Lender Warrants Oxford Warrants and Madryn Conversion Instruments, there would be 44,485,640 Common Shares issued and outstanding, on a fully-diluted basis.

In addition, the $1.0 million Greybrook Conversion Instrument may also be converted into Common Shares at the option of Greybrook Health (see “Indebtedness – Additional Financing from Significant Shareholders and Management” for further details), and if the Neuronetics Note is in default, the Company will be required to issue the Neuronetics Warrants, which would, collectively, have the potential to result in substantial dilution.

Critical Accounting Estimates

There have been no changes to the Company’s critical accounting estimates and judgments since the fiscal year ended December 31, 2022.

Changes in Significant Accounting Policies

Other than as described herein, there are no recent accounting pronouncements that are applicable to the Company or that are expected to have a significant impact on the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Annual Report, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company’s Common Shares are listed for trading on the Nasdaq under the symbol “GBNH”.

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